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                                                                Exhibit 11


News Release                                         RELIANCE
                                                     ELECTRIC     LOGO

For More                                                NOTE TO EDITORS
Information           Stephen A. Van Oss       For further information regarding
Contact:                                       the content of this news release,
                                               please contact:
News Release No.     94-13                            Stephen A. Van Oss
Release Date:                                           216-266-5809

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                RELIANCE BOARD RESPONDS TO ROCKWELL TENDER OFFER

Cleveland, Ohio -- November 3, 1994 -- John C. Morley, President and Chief Executive Officer of Reliance Electric Company (NYSE:REE), announced today that Reliance's Board of Directors unanimously determined that "the Company is unable to take a position with respect to the tender offer by Rockwell and is making no recommendation at this time with respect to the offer." On October 21, 1994, ROK Acquisition Corporation (a wholly owned subsidiary of Rockwell International Corporation) initiated a cash tender offer of $30 per share for all shares of Reliance's Class A common stock and an equivalent price for the convertible shares.

In a letter to Reliance stockholders Mr. Morley explained that the decision to take no position with respect to the Rockwell tender offer was based upon the many uncertainties and conditions associated with the Rockwell tender offer as well as the terms of Reliance's merger agreement with General Signal which includes provisions that could, under certain circumstances, give General Signal a right to terminate the merger agreement and receive a $50 million termination fee from Reliance.

The Reliance Board of Directors continues to believe that the proposed merger with General Signal, which was announced on August 30, 1994, represents an attractive transaction, with significant benefits for Reliance stockholders. The planned merger with General Signal Corporation, which the Board continues to support, would result in each share of Reliance Class A common stock being converted into .739 shares of General Signal Corporation (NYSE: GSX).